Exhibit 99.1
SUZANO S.A.
Publicly Held Company with authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331
EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS
MEETING HELD ON MAY 26, 2025
1.Date, Time, and Venue: On May 26, 2025, at 6 pm, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka. The meeting was also attended by João Alberto de Abreu, Chief Executive Officer, Marcos Moreno Chagas Assumpção, Executive Vice President of Finance and Investor Relations.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Chairman and Secretary: the meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.
5.Agenda: (...) (4) Insurance Contract Authority.

6.Minutes in Summary Form: The Directors approved the drawing up of these minutes in summary form unanimously and without reservations.

7.Presentation, discussions on the agenda, and resolutions:

“7.4. The Directors, with a favorable opinion from the Management and Finance Committee, unanimously and without reservations, approved the creation of a delegated authority by the Board of Directors to the Company’s Statutory Executive Vice Presidency for the contracting and/or renewal of surety insurance in judicial and/or administrative proceedings, as per the proposed text: “Based on item ‘p’ of Article 14 of the Company’s Bylaws, the Board of Directors of Suzano delegates to the Company’s Executive Board the authority to contract surety insurance within the scope of judicial and/or administrative proceedings, of any nature or jurisdiction, when: (i) the premium amount, per insured object, does not exceed R$ 20,000,000.00 (twenty million reais), and (ii) the operation rate does not exceed 0.20% (zero point two percent per annum) per year.” Finally, the Executive Vice Presidency of the Company was authorized and granted powers to carry out all related, associated, and/or complementary acts that may be necessary and/or convenient for the implementation of the resolution set forth in this item. The approval was concluded, as was the agenda.”

Exhibit 99.1

(Continuation of the Extract of the Minutes of the Board of Directors’ Meeting of Suzano S.A., held on May 26, 2025)

8.Closing: There being no further matters to be discussed, the meeting was closed. The Meeting minutes were drawn up, read, and signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Portal.

I certify that this is an extract of the minutes of the Board of Directors Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.

São Paulo, SP, May 26, 2025.

João Vitor Zocca Moreira
Seretary
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